

January 18, 2013

<u>Via E-mail</u>
Stephen K. Coss, Esq.
Senior Vice President and General Counsel
Sonic Automotive, Inc.
4401 Colwick Road
Charlotte, North Carolina 28211

   Re: **Sonic Automotive, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2011
       Filed March 5, 2012
       File No. 001-13395

Dear Mr. Coss:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Andrew D. Mew

           Andrew D. Mew
           Accounting Branch Chief

cc: Thomas H. O'Donnell, Esq.
   Dykema Gossett PLLC